AEGON completes divestment of Transamerica Reinsurance

AEGON yesterday completed the divestment of its life reinsurance business, Transamerica Reinsurance, to SCOR, a global reinsurance company, following the final approval of the relevant regulatory authorities. The agreement was announced on April 26, 2011. Under the agreement, AEGON has divested its global life reinsurance activities with the exception of select blocks of business. The retained businesses comprise mainly variable annuity guarantee business.

The decision to divest Transamerica Reinsurance is consistent with AEGON’s strategic focus on its core business of life insurance, pensions and asset management, while improving its risk-return profile.

The transaction, which consists of a number of reinsurance agreements, resulted in a total after-tax consideration of USD 1.4 billion, consisting of cash proceeds of USD 0.9 billion from SCOR and a further USD 0.5 billion of capital released. The transaction will result in an amortization of prepaid cost of reinsurance of approximately USD 40 million before tax per annum initially related to the business ceded. These costs are expected to trend down as the contracts mature. The transaction will have no meaningful impact on share holder’s equity.

About AEGON			Contact information

As an international life insurance, pension and asset management company based in

The Hague, AEGON has businesses in over twenty markets in the Americas,

Europe and Asia. AEGON companies employ approximately 27,000 people and have some 40 million customers across the globe.

Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com

Key figures - EUR	Q1 2011	Full year 2010
Underlying earnings before tax	414 million	1.8 billion	Investor relations: Willem van den Berg
New life sales	501 million	2.1 billion	+31 (0)70 344 8305 877 548 9668 – toll free USA only
Gross deposits	7.4 billion	33 billion	ir@aegon.com
Revenue-generating investments (end of period)	400 billion	413 billion	www.aegon.com

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•        Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•        Changes in the performance of financial markets, including emerging markets, such as with regard to:

•        The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•        The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•        The frequency and severity of insured loss events;

•        Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•        Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•        Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•        Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•        Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•        Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•        Acts of God, acts of terrorism, acts of war and pandemics;

•        Changes in the policies of central banks and/or governments;

•        Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•        Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•        The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•        Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•        Customer responsiveness to both new products and distribution channels;

•        Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•        The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•        Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.